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                                                                    EXHIBIT 12.2


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

MELLON FINANCIAL CORPORATION (and its subsidiaries)
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                                                                         Quarter ended                  Nine months ended
                                                              -----------------------------------   -----------------------
                                                                 Sept. 30,    June 30,    Sept. 30,    Sept. 30,   Sept. 30,
(dollar amounts in millions)                                       2000         2000        1999         2000        1999
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
Income before income taxes and impact of accounting change         $395         $390         $373 (a)   $1,183       $1,107(b)
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases,
  trust-preferred securities expense and amortization of debt
  issuance costs                                                    140          142          145          430          445
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       Total earnings (as defined), excluding interest on deposits  535          532          518        1,613        1,552
Interest on deposits                                                250          244          218          727          646
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       Total earnings (as defined)                                 $785         $776         $736       $2,340       $2,198
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Ratio of earnings (as defined) to fixed charges:
  Excluding interest on deposits                                   3.83         3.75         3.57 (a)     3.75         3.49(b)
  Including interest on deposits                                   2.02         2.01         2.03 (a)     2.02         2.01(b)
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(a)  The ratio of earnings (as defined) to fixed charges for the quarter ended
     Sept. 30, 1999, exclude from earnings (as defined) an $8 million pre-tax net loss from divestitures. Had these computations included the net loss from divestitures, the ratio of earnings (as defined) to fixed charges would have been 3.52 excluding interest on deposits and 2.00 including interest on deposits.
(b)  The ratio of earnings (as defined) to fixed charges for the nine months ended Sept. 30, 1999, exclude from earnings (as defined) a $134 million pre-tax net gain from divestitures and $56 million pre-tax of nonrecurring expenses. Had these computations included the net gain from divestitures and nonrecurring expenses, the ratio of earnings (as defined) to fixed charges would have been 3.66 excluding interest on deposits and 2.09 including interest on deposits.